Exhibit 99.83

PRESS RELEASE

Aya Gold & Silver Reports Best Ever Mineral Intercept at Boumadine and Identifies New High-Grade Parallel Structure

Montreal, Quebec, November 26, 2025 - Aya Gold & Silver Inc. (TSX: AYA; OTCQX: AYASF) (“Aya” or the “Corporation”) is pleased to announce its strongest mineralized intercept to date, featuring a long, high-grade interval that results in a record metal factor, alongside the identification of a new high-grade parallel structure, both from the ongoing 2025 drill program at Boumadine in the Kingdom of Morocco. The results, several of which sit outside the current PEA pit shell, confirm strong high-grade continuity along the Boumadine Main Trend and supports the potential for continued resource growth and the Project’s emerging world-class scale.
Highlights1
Boumadine Main Trend (5.4km)
•Best-ever mineralized intercept:
•BOU-MP25-087 intercepted 2,323 g/t silver equivalent (“AgEq”) over 15.0 metres (“m”) (3.31 g/t Au, 1,900 g/t silver (“Ag”), 4.8% zinc (“Zn”), 1.8% lead (“Pb”) and 0.03% copper (“Cu”), including 3,858 g/t AgEq over 8.7m (5.37 g/t Au, 3,208 g/t Ag, 6.3% Zn, 2.8% Pb and 0.05% Cu).
•New high-grade parallel structure with a long, continuous mineralized interval:
•BOU-DD25-623 intercepted 540 g/t AgEq over 47.3m (0.94 g/t Au, 399 g/t Ag, 1.4% Zn, 1.2% Pb and 0.03% Cu), including 681 g/t AgEq over 10.6m (1.84 g/t Au, 489 g/t Ag, 1.3% Zn, 0.6% Pb and 0.04% Cu) and 1,286 g/t AgEq over 11.7m (1.55 g/t Au, 1,002 g/t Ag, 3.0% Zn, 3.5% Pb and 0.1% Cu).
•The newly identified parallel structure is significant due to its width and high-grade nature, opening further exploration potential. As a newly recognized zone within the Main Trend, it holds the potential to positively impact the overall resource.
•Multiple additional high-grade intercepts:
•BOU-RC25-026 intercepted 3,336 g/t AgEq over 6.0m (37.03 g/t Au, 334 g/t Ag, 2.8% Zn, 1.0% Pb and 0.2% Cu), including 8,163 g/t AgEq over 2.0m (102.38 g/t Au, 94 g/t Ag, 2.4% Zn, 1.0% Pb and 0.1% Cu) – located approximately 75m south of the current Central pit shell.

•BOU-DD25-633 intercepted 862 g/t AgEq over 3.1m (9.82 g/t Au, 51 g/t Ag, 1.2% Zn, 0.1% Pb and 0.2% Cu), including 1,983 g/t AgEq over 1.2m (23.66 g/t Au, 82 g/t Ag, 1.2% Zn, 0.1% Pb and 0.3% Cu).
•BOU-RC25-043 intercepted 268 g/t AgEq over 9.0m (2.69 g/t Au, 45 g/t Ag, 0.1% Zn, 0.1% Pb and 0.1% Cu), including 432 g/t AgEq over 5.0m (4.44 g/t Au, 67 g/t Ag, 0.1% Zn, 0.1% Pb and 0.2% Cu).
•Exploration Update:
•133,003m drilled at Boumadine year to date.
“The new high-grade parallel structure in the southern portion of Boumadine’s Main Trend with hole BOU-DD25-623, together with our best-ever mineralized intercept in hole BOU-MP25-087, a 15.0m interval of exceptionally high-grade 2,323 g/t AgEq, confirms that Boumadine still has substantial upside to unlock,” said Benoit La Salle, President & CEO. “These large, high-grade intervals – including the newly identified southern parallel structure and mineralization outside the current PEA pit shells, highlighted by the wide, high-grade BOU-RC25-026 intercept located 75 metres south of the current Central pit shel~~l~~ – all point to a growing resource, larger ultimate pit extents, and increasing scale. With nine drill rigs active, we are completing the 2025 exploration program and kicking off the 360,000-metre infill program outlined in the PEA, with up to 12 to 16 drill rigs expected to be operational in the first quarter, demonstrating Boumadine’s world-class potential.”

Table 1 – Significant Intercepts from Boumadine Drill Exploration Program (Core Lengths)

DDH No.	From	To	Au	Ag	Length*	Cu	Pb	Zn	Mo	Ag Eq**
	(m)	(m)	(g/t)	(g/t)	(m)	(%)	(%)	(%)	(g/t)	(g/t)
BOU-DD25-599	493.3	495.1	3.74	192	1.8	0.3	0.5	0.6	3	533
BOU-DD25-602	280.2	286.2	2.22	30	6.0	0.1	0.2	0.7	18	236
Including	282.9	284.9	4.81	48	2.0	0.2	0.2	0.6	25	458
BOU-DD25-602	304.9	305.9	2.20	408	1.0	0.4	0.3	0.1	11	623
BOU-DD25-606	274.4	276.4	7.71	65	2.0	0.3	0.1	0.1	7	700
BOU-DD25-608	384.5	386.5	5.21	244	2.0	0.2	0.7	0.7	8	704
BOU-DD25-613	170.0	173.1	9.82	51	3.1	0.2	0.1	1.2	5	862
Including	170.0	171.2	23.66	82	1.2	0.3	0.1	1.2	2	1,983
BOU-DD25-617	558.5	561.2	2.82	35	2.7	0.1	0.0	0.0	10	266
BOU-DD25-622	248.0	249.0	0.03	114	1.0	0.2	5.7	10.7	23	535
BOU-DD25-623	182.9	230.2	0.94	399	47.3	0.0	1.2	1.4	44	540
Including	189.0	199.6	1.84	489	10.6	0.0	0.6	1.3	30	681
Including	216.5	228.2	1.55	1,002	11.7	0.1	3.5	3.0	75	1,286
BOU-DD25-623	694.0	698.3	1.02	97	4.3	0.1	0.1	0.1	10	186
BOU-DD25-627	776.1	777.5	4.60	36	1.4	0.3	0.1	0.0	5	424
BOU-DD25-633	275.8	282.0	0.55	293	6.2	0.0	4.3	2.1	193	498
BOU-DD25-633	314.3	319.0	1.45	69	4.7	0.1	0.8	5.3	77	339
BOU-MP25-081	83.0	90.0	0.60	257	7.0	0.1	4.1	4.0	8	506
BOU-MP25-081	145.0	151.0	0.73	57	6.0	0.1	1.0	1.7	89	188
BOU-MP25-081	183.0	185.0	1.73	240	2.0	0.0	3.2	5.1	1127	602
BOU-MP25-081	196.0	201.0	0.55	349	5.0	0.1	1.6	2.3	181	499
BOU-MP25-086	352.4	356.0	0.95	44	3.6	0.0	0.9	2.0	22	191
BOU-MP25-087	112.0	117.0	0.69	209	5.0	0.0	2.0	3.2	36	396
BOU-MP25-087	138.4	153.4	3.31	1,900	15.0	0.0	1.8	4.8	126	2,323
Including	142.0	150.7	5.37	3,208	8.7	0.0	2.8	6.3	167	3,858
BOU-MP25-087	160.0	164.8	1.18	311	4.8	0.0	4.0	4.4	282	614
BOU-MP25-088	539.5	543.5	1.24	57	4.0	0.1	0.5	3.6	15	261
BOU-MP25-088	584.6	588.1	1.16	32	3.5	0.1	0.5	0.1	4	148
BOU-MP25-092	320.0	322.3	0.78	361	2.3	0.0	3.1	3.6	1094	610
BOU-RC25-026	50.0	56.0	37.03	334	6.0	0.2	1.0	2.8	90	3,336
Including	50.0	52.0	102.38	94	2.0	0.1	1.0	2.4	94	8,163
BOU-RC25-027	133.0	137.0	2.10	94	4.0	0.2	1.0	5.3	18	432
BOU-RC25-039	166.0	168.0	1.39	74	2.0	0.1	3.3	7.1	30	448
BOU-RC25-040	22.0	23.0	0.03	734	1.0	0.0	0.0	0.0	5	737
BOU-RC25-043	146.0	149.0	2.30	17	3.0	0.0	0.1	0.1	10	203
BOU-RC25-043	152.0	161.0	2.69	45	9.0	0.1	0.1	0.1	13	268
Including	154.0	159.0	4.44	67	5.0	0.2	0.1	0.1	14	432
*    True width remains undetermined at this stage; all values are uncut.
(1)    Ag equivalent is based on a silver price of US$24/oz with a process recovery of 89%, a gold price of US$2,200/oz with a process recovery of 85%, a zinc price of US$1.20/lb with a process recovery of 72%, a lead price of US$1.00/lb with a process recovery of 85%, and a copper price of US$4.00/lb with a process recovery of 75% resulting in the following ratios: 1g/t Au: 77.9 g/t Ag; 1% Cu: 85.4 g/t Ag; 1% Pb: 24.2 g/t Ag; and 1% Zn: 24.6 g/t Ag

Figure 1: Boumadine Mining Licence Surface Plan with Magnetic Data (Residual Total Field) and 2025 Drill Holes

N
GOLD & SILVER
Boumadine
Kingdom of Morocco
Legend
2018-2024 Drill holes
2025 Drilled holes
Boumadine permits
Total area : 389,36 km²
Exploration licence
Total area : 600 km²
Boumadine camp
0 2 4 6 8 Km

Figure 2: Boumadine Property Surface Plan with New Permits and 2025 Drill Holes
2025 Exploration Results
This year, 408 diamond drill holes (“DDH”), 59 reverse circulation holes (“RC”) and 20 multi-purpose drill holes (“MP”) totaling 133,003m have been completed at Boumadine (Figure 1, Figure 2 and Appendix 2). Drilling was conducted on strike along the Main Trend, Tizi, Imariren as well as on some regional targets. Most results have been received for drill holes up to BOU-DD25-612 (Table 1, Figure 3, Figure 4 and Appendix 1).
Today’s results highlight the best-ever mineralized interval received so far at Boumadine, with Hole BOU-MP25-087 returning a metal factor of 34,850 g*m (AgEq). Results received so far in 2025, including Holes BOU-RC25-026, confirm the high-grade continuity of the Main Trend, which remains open in all directions. In addition, Hole BOU-DD25-623 in the South identified a new high-grade parallel structure (Figure 6) that will require follow-up drilling.
Many significant intervals also demonstrate the potential to increase the size of the open-pits reported in Boumadine’s PEA earlier this year (Figures 3–6).
The main mineralization generally measures 1m to 4m wide (locally reaching over a 10m width) N340-oriented massive sulphide lenses/veins sharply dipping eastward (> 70°). The massive sulphide veins

(>80%) are mainly composed of pyrite, with variable proportions of sphalerite, galena, and chalcopyrite. Tizi and Imariren share the same characteristics except for their N000 orientation.
Figure 3 – Surface Plan of Boumadine North, Imariren and Tizi Zones with New DDH Results

Figure 4 – Surface Plan of Boumadine South Zone with New DDH Results

West
East
BOU-RC25-026
BOU-MP25-067
BOU-MP25-068
+1200
+1100
+1000
BOU-RC25-026
6.0 m @ 3336 g/t Ag Eq.
incl. 2.0 m @ 8163 g/t Ag Eq.
+3480000 N
+3472500 N
+314000
+316000
+318000
+320000
+322000
GOLD & SILVER
Legend
Pit shell
Drill hole collar
Drill hole trace
Geology
Massive Sulfide veins
Mafic volcanoclatic sediment
Mafic dyke
0
25
50
75
100
m

Figure 5 – Section 7975N with Drill Hole BOU-RC25-026 in the Central Area of Boumadine with New DDH Results

West
East
+3480000 N
+3472500 N
+314000
+316000
+318000
+320000
+322000
BOU-DD25-623
BOU-DD22-030
BOU-DD22-031
BOU-DD22-032
BOU-DD22-033
+1200
+1100
BOU-DD25-623
47.3 m @ 540 g/t Ag Eq.
incl. 10.6 m @ 681 g/t Ag Eq.
incl. 10.6 m @ 1286 g/t Ag Eq.
4.3 m @ 186 g/t Ag Eq.
GOLD & SILVER
Geology
Massive Sulfide veins
Mafic volcanoclatic sediment
Felsic volcanoclastic sediment
Rhyolitic dyke
0
50
100
150
m
Legend
Pit shell
Drill hole collar
Drill hole trace

Figure 6 – Section 6625N with Drill Hole BOU-DD25-623 in the South Area of Boumadine with New DDH Results
Next Steps
Infill drilling, following the positive PEA, will be ongoing for the next 24 months with a program of approximately 360,000m.
Significant upside potential exists to expand the Boumadine Main Trend, which currently extends 5.4km, the Tizi Zone, which currently extends 2.0km and the Imariren Zone, with a current extension of 1.2km; the three trends remain open in all directions. In addition, follow up drilling will take place at the 8km Asirem trend. Aya is currently completing the 140,000m drilling program and is set to begin the 2026 program ahead of schedule. Half of the drilling is focused along the Main Trend, Imariren and Tizi to continue extending the known mineralization trend along strike and at depth and to infill known areas advancing the project towards a preliminary economic assessment. The remaining 50% focus on greenfield exploration designed to test geological hypotheses and drill targets generated from the past three years of work. The results from ongoing geology work will determine additional development work.

Technical Information
Aya has implemented a quality control program to comply with best practices in sampling and analysis of drill core and RC chips. For core drilling, all individual samples represent approximately one meter in length of core, which is halved. Half of the core is kept on site for reference, and its counterpart is sent for preparation and assaying to African Laboratory for Mining and Environment (“Afrilab”) in Marrakech, Morocco. For drilling using RC, all individual samples represent 1.0m in length and a representative portion is kept for every meter in some chip trays stored on site. A split samples representing 1/16th, ranging from 2 to 4 kilogram is sent for preparation and assaying to African Laboratory for Mining and Environment (“Afrilab”) in Marrakech, Morocco.
All samples are analyzed for silver, copper, iron, lead, zinc, tin, and molybdenum using Aqua regia and finished by atomic absorption spectroscopy (“AAS”). Samples grading above 200 g/t Ag are reanalyzed using fire assaying. Gold is assayed by fire assaying. Standards of different grades and blanks were inserted every 20 samples in addition to the standards, blanks and pulp duplicate inserted by Afrilab.
Qualified Person
The scientific and technical information contained in this press release have been reviewed by David Lalonde, B. Sc, P. Geo, Vice-President Exploration, Qualified Person, for accuracy and compliance with National Instrument 43-101.
About Aya Gold & Silver Inc.
Aya Gold & Silver Inc. is a rapidly growing, Canada-based silver producer with operations in the Kingdom of Morocco.
The only TSX-listed pure silver mining company, Aya operates the high-grade Zgounder Silver Mine and is exploring its properties along the prospective Anti-Atlas Fault, several of which have hosted past-producing mines and historical resources.
Aya’s management team has been focused on maximizing shareholder value by anchoring sustainability at the heart of its operations, governance, and financial growth plans.
For additional information, please visit Aya’s website at www.ayagoldsilver.com.
Or contact

Benoit La Salle, FCPA, MBA President & CEO Benoit.lasalle@ayagoldsilver.com	Alex Ball VP, Corporate Development & IR alex.ball@ayagoldsilver.com

Forward-Looking Statements
This press release contains certain statements that constitute forward-looking information within the meaning of applicable securities laws (“forward-looking statements”), which reflects management’s expectations regarding Aya’s future growth and business prospects (including the timing and development of new deposits and the success of exploration activities) and other opportunities. Wherever possible, words such as “discover”, “identifies”, “world-class”, “confirms”, “potential”, “growth”, “upside”, “grow”, “larger”, “increase”, “advancing”, “expand”, “promising”, “expected”, “significant”, and similar expressions or statements that certain actions, events or results “may”, “could”, “would”, “might”, “will”, or are “likely” to be taken, occur or be achieved, have been used to identify such forward-looking information. Specific forward-looking statements in this press release include, but are not limited to, statements and information with respect to the continuity of the mineralization and its grade, the potential to meaningfully grow resources and for all deposits grow in any direction, the potential for any drilling result to confirm the existence of a new zone, , the new Asirem zone to extend to 10km as indicated by the geophysics, the new corridors to translate into new exploration opportunities, the existence of a significant upside to expand the Boumadine Main Trend and all related resource growth at Boumadine, and to execute on planned drilling in the area through the remainder of 2025 and 2026. Although the forward-looking information contained in this press release reflect management’s current beliefs based upon information currently available to management and based upon what management believes to be reasonable assumptions, Aya cannot be certain that actual results will be consistent with such forward-looking information. Such forward-looking statements are based upon assumptions, opinions and analysis made by management in light of its experience, current conditions, and its expectations of future developments that management believe to be reasonable and relevant but that may prove to be incorrect. These assumptions include, among other things, the ability to obtain any requisite governmental approvals, obtaining regulatory permits for on-site work, importing goods and machinery and employment permits, the accuracy of Mineral Reserve and Mineral Resource Estimates (including, but not limited to, ore tonnage and ore grade estimates), the price of silver, the price of gold, exchange rates, fuel and energy costs, future economic conditions, anticipated future estimates of free cash flow, and courses of action. Aya cautions you not to place undue reliance upon any such forward-looking statements.
The risks and uncertainties that may affect forward-looking statements include, among others: the inherent risks involved in exploration and development of mineral properties, including government approvals and permitting, changes in economic conditions, changes in the worldwide price of silver gold and other key inputs, changes in mine plans (including, but not limited to, throughput and recoveries being affected by metallurgical characteristics) and other factors, such as project execution delays, many of which are beyond the control of Aya, as well as other risks and uncertainties which are more fully described in Aya’s 2024 Annual Information Form dated March 31, 2025, and in other filings of Aya with securities and regulatory authorities which are available on SEDAR+ at www.sedarplus.ca. Aya does not undertake any obligation to update forward-looking statements should assumptions related to these plans, estimates, projections, beliefs, and opinions change. Nothing in this document should be construed as either an offer to sell or a solicitation to buy or sell Aya securities. All references to Aya include its subsidiaries unless the context requires otherwise

This press release contains “forward-looking statements” or “forward looking information” within the meaning of applicable securities laws and other statements that are not historical facts. Forward-looking statements are included to provide information about management’s current expectations, estimates and projections regarding Aya’s future growth and business prospects (including the timing and development of deposits and the success of exploration activities) and other opportunities as of the date of this press release.
All statements, other than statements of historical fact included in this press release, regarding the Corporation’s strategy, future operations, technical assessments, prospects, plans and objectives of management are forward-looking statements that involve risks and uncertainties. Wherever possible, words such as “anticipate”, “expect”, “plan”, “believe”, “objective”, “estimate”, “assume”, “intend”, and similar expressions or statements that certain actions, events or results “may”, “could”, “would”, “might”, “will”, or are “likely” to be taken, occur or be achieved, have been used to identify such forward-looking information. Forward-looking statements in this press release include, but are not limited to statements with respect to opportunities for resource growth and expected next steps in the development of the Project.
Appendix 1 - Full Drill Results from Boumadine (core lengths)

DDH No.	From	To	Au	Ag	Length*	Cu	Pb	Zn	Mo	Ag Eq**
	(m)	(m)	(g/t)	(g/t)	(m)	(%)	(%)	(%)	(g/t)	(g/t)
BOU-DD25-503	194.9	195.7	1.84	39	0.8	0.0	1.1	1.6	5	249
BOU-DD25-503	206.6	207.9	0.66	7	1.3	0.0	0.1	0.3	5	68
BOU-DD25-558	0.0	630.0								NSR
BOU-DD25-563	510.1	511.1	0.89	39	1.0	0.1	0.5	2.3	5	182
BOU-DD25-564	48.5	49.2	2.21	1	0.7	0.0	0.0	0.0	2	176
BOU-DD25-564	381.7	382.2	0.19	48	0.5	0.0	3.4	1.6	5	186
BOU-DD25-564	489.0	490.0	0.03	154	1.0	0.1	0.0	0.0	9	161
BOU-DD25-564	498.5	499.0	0.67	1	0.5	0.0	0.1	0.2	6	60
BOU-DD25-584	504.7	505.3	3.40	251	0.6	1.2	1.3	0.6	18	669
BOU-DD25-587	0.0	201.0								NSR
BOU-DD25-591	0.0	213.0								NSR
BOU-DD25-595	0.0	150.0								NSR
BOU-DD25-597	0.0	168.0								NSR
BOU-DD25-598	0.0	216.0								NSR
BOU-DD25-599	481.0	482.0	0.75	4	1.0	0.0	0.0	0.0	3	66
BOU-DD25-599	493.3	495.1	3.74	192	1.8	0.3	0.5	0.6	3	533
BOU-DD25-599	562.7	564.0	0.63	51	1.3	0.0	2.4	2.5	3	220
BOU-DD25-599	602.7	603.2	2.00	29	0.5	0.1	0.8	0.2	4	220
BOU-DD25-599	732.3	732.9	1.39	51	0.6	0.0	2.3	2.5	76	278
BOU-DD25-601	47.0	48.0	0.49	8	1.0	0.0	0.0	0.0	14	48
BOU-DD25-602	280.2	286.2	2.22	30	6.0	0.1	0.2	0.7	18	236

Including	282.9	284.9	4.81	48	2.0	0.2	0.2	0.6	25	458
BOU-DD25-602	301.5	303.3	0.53	29	1.8	0.0	0.1	0.1	17	78
BOU-DD25-602	304.9	305.9	2.20	408	1.0	0.4	0.3	0.1	11	623
BOU-DD25-602	317.0	318.0	1.39	153	1.0	0.3	0.8	0.3	4	314
BOU-DD25-602	345.4	346.2	0.30	76	0.8	0.1	3.5	3.4	32	276
BOU-DD25-602	409.6	411.8	2.09	35	2.2	0.1	0.2	0.4	4	223
BOU-DD25-602	686.9	687.7	0.51	59	0.8	0.0	0.8	1.4	3	155
BOU-DD25-603	0.0	330.0								NSR
BOU-DD25-604	0.0	459.0								NSR
BOU-DD25-605	89.0	90.0	0.92	1	1.0	0.0	0.0	0.0	6	74
BOU-DD25-605	712.0	713.0	1.10	6	1.0	0.0	0.1	0.1	1	100
BOU-DD25-605	747.0	747.9	0.56	12	0.9	0.1	0.4	0.1	5	71
BOU-DD25-605	1,069.1	1,070.1	0.80	7	1.0	0.1	0.4	0.6	2	103
BOU-DD25-605	1,137.9	1,138.9	3.03	2	1.0	0.1	0.0	0.1	1	247
BOU-DD25-605	1,221.0	1,232.0	1.35	4	11.0	0.2	0.0	0.1	4	125
BOU-DD25-606	76.5	77.3	0.74	40	0.8	0.0	0.9	0.8	4	141
BOU-DD25-606	81.6	82.2	0.63	14	0.6	0.0	0.3	0.5	1	84
BOU-DD25-606	249.3	251.2	2.52	9	1.9	0.2	0.2	0.2	9	232
BOU-DD25-606	274.4	276.4	7.71	65	2.0	0.3	0.1	0.1	7	700
BOU-DD25-606	283.2	283.7	1.79	30	0.5	0.1	1.4	2.7	8	281
BOU-DD25-606	373.0	373.5	0.07	157	0.5	0.6	11.3	7.2	12	660
BOU-DD25-606	408.4	409.2	0.76	32	0.8	0.0	0.4	0.3	24	112
BOU-DD25-606	438.6	439.4	1.76	7	0.8	0.0	0.0	0.0	29	147
BOU-DD25-608	255.9	256.4	0.91	22	0.5	0.1	0.3	1.0	6	131
BOU-DD25-608	384.5	386.5	5.21	244	2.0	0.2	0.7	0.7	8	704
BOU-DD25-608	388.9	389.9	1.10	10	1.0	0.0	0.1	0.1	7	102
BOU-DD25-608	391.2	393.8	1.09	12	2.6	0.1	0.1	0.1	8	110
BOU-DD25-608	397.0	397.6	0.70	9	0.6	0.0	0.7	1.7	14	124
BOU-DD25-608	510.8	511.4	0.55	23	0.6	0.2	0.5	3.0	27	165
BOU-DD25-608	532.0	533.0	0.80	1	1.0	0.0	0.0	0.0	6	65
BOU-DD25-609	200.9	201.7	0.58	13	0.8	0.1	0.3	7.3	3	253
BOU-DD25-609	240.0	241.0	0.03	77	1.0	0.0	0.1	0.4	4	93
BOU-DD25-609	267.1	268.0	3.97	80	0.9	0.3	0.1	0.0	5	416
BOU-DD25-609	269.6	270.1	0.64	19	0.5	0.1	0.1	0.0	2	79
BOU-DD25-609	271.6	273.6	0.57	113	2.0	0.0	0.1	0.0	5	162
BOU-DD25-609	276.1	277.1	1.23	22	1.0	0.2	0.6	3.9	19	245
BOU-DD25-609	348.7	349.9	0.44	16	1.2	0.0	0.9	1.5	4	112
BOU-DD25-609	375.7	376.2	0.47	34	0.5	0.1	0.6	3.1	8	171
BOU-DD25-609	376.9	377.9	0.51	35	1.0	0.1	0.7	3.2	7	179

BOU-DD25-610	275.0	275.5	0.26	45	0.5	0.1	0.7	1.1	8	116
BOU-DD25-610	461.0	462.4	0.53	20	1.4	0.0	0.5	0.9	11	99
BOU-DD25-610	465.1	465.6	3.36	67	0.5	0.1	1.2	0.8	16	390
BOU-DD25-611	208.0	209.0	0.03	51	1.0	0.1	1.5	0.0	5	96
BOU-DD25-611	210.0	211.0	0.03	51	1.0	0.1	1.6	0.1	7	99
BOU-DD25-611	471.4	473.2	0.03	122	1.8	0.0	0.1	0.3	7	133
BOU-DD25-611	788.0	789.0	0.03	104	1.0	0.0	0.3	0.0	5	118
BOU-DD25-611	842.2	843.2	0.22	50	1.0	0.6	2.5	1.0	8	207
BOU-DD25-611	844.1	845.0	0.07	42	0.9	0.3	1.3	1.1	4	130
BOU-DD25-612	256.9	259.5	0.69	20	2.6	0.1	0.0	0.0	6	82
BOU-DD25-612	271.0	271.7	0.07	53	0.7	0.2	0.1	0.0	7	80
BOU-DD25-612	390.3	393.1	0.74	41	2.8	0.3	0.2	0.3	2	138
BOU-DD25-612	420.9	421.6	0.42	16	0.7	0.1	1.8	4.0	11	198
BOU-DD25-612	446.7	447.3	1.28	22	0.6	0.1	0.1	0.2	6	135
BOU-DD25-612	471.4	472.0	0.18	39	0.6	0.1	0.3	0.5	4	81
BOU-DD25-612	585.7	586.2	1.94	25	0.5	0.1	0.8	2.3	8	260
BOU-DD25-613	170.0	173.1	9.82	51	3.1	0.2	0.1	1.2	5	862
Including	170.0	171.2	23.66	82	1.2	0.3	0.1	1.2	2	1,983
BOU-DD25-613	577.9	578.4	1.02	36	0.5	1.3	0.1	0.5	5	238
BOU-DD25-613	616.8	618.2	0.89	45	1.4	0.7	0.1	0.2	5	179
BOU-DD25-614	9.2	10.1	0.26	42	0.9	0.0	0.1	0.0	26	67
BOU-DD25-614	99.5	100.0	0.35	19	0.5	0.0	0.6	2.1	5	116
BOU-DD25-614	238.5	239.0	0.51	8	0.5	0.1	0.0	0.0	3	54
BOU-DD25-614	252.2	252.7	1.55	18	0.5	0.1	0.6	0.2	4	167
BOU-DD25-614	375.4	376.0	1.15	10	0.6	0.3	0.1	0.1	8	130
BOU-DD25-614	377.8	378.5	1.13	10	0.7	0.3	0.1	0.1	7	128
BOU-DD25-614	382.2	382.7	0.72	14	0.5	0.1	0.3	0.2	7	89
BOU-DD25-614	389.5	390.4	1.11	127	0.9	0.6	1.0	1.1	7	318
BOU-DD25-615	22.0	22.7	0.15	44	0.7	0.1	0.3	0.1	8	75
BOU-DD25-615	294.6	295.4	1.20	32	0.8	0.1	0.1	0.5	4	150
BOU-DD25-615	452.0	453.0	0.07	52	1.0	0.2	1.4	1.6	6	148
BOU-DD25-615	488.5	490.6	0.21	63	2.1	0.1	0.1	0.4	15	98
BOU-DD25-615	501.8	502.5	0.73	66	0.7	0.3	0.5	2.0	36	212
BOU-DD25-615	504.8	505.6	0.03	277	0.8	0.0	0.0	0.1	4	282
BOU-DD25-616	139.9	142.8	1.24	23	2.9	0.3	0.1	0.9	6	169
BOU-DD25-616	434.0	436.0	0.03	198	2.0	0.0	0.2	0.1	16	211
BOU-DD25-616	468.1	469.0	1.00	58	0.9	0.2	1.3	0.5	7	200
BOU-DD25-616	480.9	481.7	1.13	9	0.8	0.0	0.1	0.1	15	104
BOU-DD25-616	527.7	528.2	0.66	31	0.5	0.1	0.1	1.1	10	117

BOU-DD25-616	532.3	533.0	0.59	452	0.7	0.3	0.5	4.2	5	640
BOU-DD25-616	606.3	606.8	0.91	55	0.5	0.3	0.0	0.0	9	153
BOU-DD25-616	615.9	616.9	0.87	53	1.0	0.3	0.1	0.0	10	147
BOU-DD25-617	164.0	165.0	0.58	13	1.0	0.0	0.1	0.2	12	68
BOU-DD25-617	187.0	187.7	0.60	31	0.7	0.0	0.2	0.0	12	86
BOU-DD25-617	190.0	190.5	0.35	248	0.5	1.3	0.6	1.9	10	454
BOU-DD25-617	374.2	374.8	1.20	3	0.6	0.0	0.1	0.1	2	104
BOU-DD25-617	497.3	498.8	1.27	48	1.5	0.3	0.1	0.1	11	172
BOU-DD25-617	558.5	561.2	2.82	35	2.7	0.1	0.0	0.0	10	266
BOU-DD25-618	411.7	412.2	0.51	13	0.5	0.1	0.1	0.4	30	74
BOU-DD25-618	456.2	456.8	1.44	26	0.6	0.2	0.1	0.2	5	161
BOU-DD25-618	459.4	460.9	1.23	44	1.5	0.7	0.1	0.1	6	201
BOU-DD25-618	580.9	582.0	0.56	32	1.1	0.4	0.0	0.0	17	114
BOU-DD25-619	127.8	128.7	0.53	0	0.9	0.0	0.0	0.0	4	42
BOU-DD25-620	203.0	204.0	0.52	0	1.0	0.0	0.0	0.0	5	41
BOU-DD25-621	387.6	388.1	0.62	21	0.5	0.1	1.0	0.6	5	117
BOU-DD25-621	389.0	390.0	0.60	21	1.0	0.1	0.3	0.6	5	98
BOU-DD25-621	561.4	562.4	0.05	64	1.0	0.0	1.2	0.1	2	99
BOU-DD25-621	570.4	571.4	0.98	28	1.0	0.1	1.1	2.0	4	185
BOU-DD25-622	248.0	249.0	0.03	114	1.0	0.2	5.7	10.7	23	535
BOU-DD25-622	254.0	255.0	0.03	86	1.0	1.1	0.1	0.4	37	190
BOU-DD25-623	182.9	230.2	0.94	399	47.3	0.0	1.2	1.4	44	540
Including	189.0	199.6	1.84	489	10.6	0.0	0.6	1.3	30	681
Including	216.5	228.2	1.55	1,002	11.7	0.1	3.5	3.0	75	1,286
BOU-DD25-623	416.0	417.0	0.03	90	1.0	0.0	0.0	0.0	3	93
BOU-DD25-623	470.4	471.2	0.69	104	0.8	0.1	0.1	0.1	37	171
BOU-DD25-623	558.0	560.0	0.85	24	2.0	0.0	0.1	0.3	18	100
BOU-DD25-623	614.2	615.0	0.35	104	0.8	0.3	0.8	0.3	89	181
BOU-DD25-623	658.8	659.3	1.42	24	0.5	0.0	0.1	0.1	29	140
BOU-DD25-623	676.1	676.7	0.30	59	0.6	0.0	0.2	5.1	11	216
BOU-DD25-623	694.0	698.3	1.02	97	4.3	0.1	0.1	0.1	10	186
BOU-DD25-623	744.1	744.6	0.39	145	0.5	0.7	0.3	0.2	40	248
BOU-DD25-624	87.0	88.0	0.55	6	1.0	0.0	0.0	0.0	20	50
BOU-DD25-624	439.9	441.4	1.90	65	1.5	0.2	0.3	0.3	21	241
BOU-DD25-624	461.7	462.6	1.00	34	0.9	0.0	0.1	1.0	28	143
BOU-DD25-624	591.4	593.8	0.24	47	2.4	0.0	1.0	1.5	0	129
BOU-DD25-624	638.9	639.4	0.45	64	0.5	0.1	0.6	2.4	7	181
BOU-DD25-624	692.1	693.8	0.03	42	1.7	0.0	1.5	3.9	11	181
BOU-DD25-624	711.0	712.2	0.46	24	1.2	0.0	0.1	0.3	4	69

BOU-DD25-625	24.2	25.2	0.03	67	1.0	0.0	0.0	0.0	7	71
BOU-DD25-626	0.0	197.5								NSR
BOU-DD25-627	605.8	606.3	0.51	25	0.5	0.0	0.1	0.1	5	72
BOU-DD25-627	672.0	674.9	0.83	17	2.9	0.0	0.1	0.3	12	96
BOU-DD25-627	690.3	690.9	2.09	23	0.6	0.1	0.9	1.6	9	253
BOU-DD25-627	691.7	692.2	0.55	15	0.5	0.0	1.0	0.8	7	106
BOU-DD25-627	738.0	739.0	0.63	2	1.0	0.0	0.0	0.0	8	54
BOU-DD25-627	744.0	745.0	0.63	3	1.0	0.0	0.0	0.0	6	54
BOU-DD25-627	776.1	777.5	4.60	36	1.4	0.3	0.1	0.0	5	424
BOU-DD25-627	791.8	793.4	0.54	5	1.6	0.0	0.1	0.1	7	52
BOU-DD25-627	795.0	795.8	0.57	14	0.8	0.0	0.5	1.1	10	102
BOU-DD25-630	167.0	168.0	0.63	0	1.0	0.0	0.0	0.0	10	50
BOU-DD25-633	163.0	165.0	0.61	2	2.0	0.0	0.0	0.0	7	50
BOU-DD25-633	239.7	240.6	0.51	5	0.9	0.0	0.0	0.0	17	46
BOU-DD25-633	262.0	263.0	0.53	20	1.0	0.0	1.0	0.0	18	86
BOU-DD25-633	275.8	282.0	0.55	293	6.2	0.0	4.3	2.1	193	498
BOU-DD25-633	283.0	283.6	0.62	44	0.6	0.0	1.0	4.0	32	216
BOU-DD25-633	286.0	287.0	0.34	18	1.0	0.0	0.0	1.0	12	70
BOU-DD25-633	286.0	288.0	0.45	22	2.0	0.0	0.0	1.0	34	83
BOU-DD25-633	286.0	289.0	0.43	25	3.0	0.0	0.0	1.0	40	84
BOU-DD25-633	286.0	290.0	0.43	31	4.0	0.0	0.3	1.3	35	102
BOU-DD25-633	297.0	297.8	0.60	47	0.8	0.0	1.0	5.0	32	242
BOU-DD25-633	314.3	319.0	1.45	69	4.7	0.1	0.8	5.3	77	339
BOU-DD25-633	449.0	450.0	0.74	7	1.0	0.0	0.0	0.0	13	68
BOU-DD25-633	451.0	452.0	0.70	7	1.0	0.0	0.0	0.0	13	64
BOU-DD25-633	460.0	461.0	0.66	6	1.0	0.0	0.0	0.0	8	59
BOU-DD25-633	462.0	463.0	1.45	10	1.0	0.0	0.0	0.0	18	125
BOU-DD25-633	467.0	468.0	0.79	6	1.0	0.0	0.0	0.0	8	69
BOU-DD25-633	469.0	470.0	0.85	7	1.0	0.0	0.0	0.0	7	75
BOU-DD25-633	474.0	478.0	1.19	9	4.0	0.0	0.0	0.0	7	103
BOU-DD25-635	0.0	201.0								NSR
BOU-DD25-637	0.0	515.4								NSR
BOU-DD25-642	404.9	405.5	1.30	6	0.6	0.0	0.0	0.0	10	110
BOU-MP25-027	0.0	198.0								NSR
BOU-MP25-029	111.0	112.0	0.48	16	1.0	0.1	0.1	2.2	23	116
BOU-MP25-032	0.0	159.0								NSR
BOU-MP25-033	0.0	36.0								NSR
BOU-MP25-045	0.0	103.0								NSR
BOU-MP25-046	0.0	765.0								NSR

BOU-MP25-047	0.0	537.0								NSR
BOU-MP25-048	0.0	477.0								NSR
BOU-MP25-049	0.0	200.0								NSR
BOU-MP25-050	0.0	204.0								NSR
BOU-MP25-051	0.0	252.0								NSR
BOU-MP25-052	0.0	156.0								NSR
BOU-MP25-053	2.0	252.0								NSR
BOU-MP25-054	0.0	204.0								NSR
BOU-MP25-055	0.0	66.0								NSR
BOU-MP25-056	0.0	250.0								NSR
BOU-MP25-057	0.0	250.0								NSR
BOU-MP25-058	0.0	204.0								NSR
BOU-MP25-059	0.0	108.0								NSR
BOU-MP25-060	0.0	250.0								NSR
BOU-MP25-061	0.0	156.0								NSR
BOU-MP25-062	0.0	250.0								NSR
BOU-MP25-063	0.0	108.0								NSR
BOU-MP25-064	0.0	126.0								NSR
BOU-MP25-065	0.0	160.0								NSR
BOU-MP25-066	0.0	156.0								NSR
BOU-MP25-070	0.0	102.0								NSR
BOU-MP25-071	0.0	126.0								NSR
BOU-MP25-072	268.8	269.3	0.03	76	0.5	0.1	10.9	5.2	2	477
BOU-MP25-073	0.0	36.0								NSR
BOU-MP25-074	0.0	36.0								NSR
BOU-MP25-075	0.0	12.0								NSR
BOU-MP25-076	0.0	84.0								NSR
BOU-MP25-077	0.0	102.0								NSR
BOU-MP25-079	18.0	19.0	0.86	1	1.0	0.0	0.0	0.0	44	71
BOU-MP25-080	96.0	97.0	0.03	42	1.0	0.0	0.0	0.0	2	46
BOU-MP25-081	83.0	90.0	0.60	257	7.0	0.1	4.1	4.0	8	506
BOU-MP25-081	99.0	100.0	0.11	36	1.0	0.0	0.5	2.0	5	106
BOU-MP25-081	140.0	141.0	0.80	11	1.0	0.0	0.1	0.1	17	80
BOU-MP25-081	145.0	151.0	0.73	57	6.0	0.1	1.0	1.7	89	188
BOU-MP25-081	183.0	185.0	1.73	240	2.0	0.0	3.2	5.1	1127	602
BOU-MP25-081	196.0	201.0	0.55	349	5.0	0.1	1.6	2.3	181	499
BOU-MP25-083	147.0	148.0	0.57	6	1.0	0.0	0.0	0.0	23	52
BOU-MP25-083	149.0	150.0	0.58	6	1.0	0.0	0.0	0.0	22	53
BOU-MP25-083	164.0	165.0	0.76	2	1.0	0.0	0.0	0.0	3	63

BOU-MP25-083	720.0	722.0	0.01	0	2.0	0.0	0.0	0.0	2	2
BOU-MP25-084	0.0	150.0								NSR
BOU-MP25-085	0.0	120.0								NSR
BOU-MP25-086	240.2	241.0	0.92	16	0.8	0.0	0.1	0.1	19	92
BOU-MP25-086	241.8	242.6	0.45	9	0.8	0.0	0.0	0.0	14	47
BOU-MP25-086	287.4	289.8	0.71	31	2.4	0.1	0.4	3.1	97	182
BOU-MP25-086	341.2	343.0	1.04	93	1.8	0.1	0.4	0.1	87	197
BOU-MP25-086	347.0	348.0	0.53	27	1.0	0.0	0.4	0.5	20	92
BOU-MP25-086	349.0	350.0	0.19	38	1.0	0.0	0.1	0.0	37	57
BOU-MP25-086	352.4	356.0	0.95	44	3.6	0.0	0.9	2.0	22	191
BOU-MP25-086	381.3	382.3	0.36	29	1.0	0.0	0.4	0.0	15	67
BOU-MP25-087	112.0	117.0	0.69	209	5.0	0.0	2.0	3.2	36	396
BOU-MP25-087	138.4	153.4	3.31	1,900	15.0	0.0	1.8	4.8	126	2,323
Including	142.0	150.7	5.37	3,208	8.7	0.0	2.8	6.3	167	3,858
BOU-MP25-087	160.0	164.8	1.18	311	4.8	0.0	4.0	4.4	282	614
BOU-MP25-087	256.8	257.3	0.68	45	0.5	0.0	0.4	2.0	19	160
BOU-MP25-087	268.4	268.9	4.63	142	0.5	0.0	0.4	2.5	39	576
BOU-MP25-087	276.2	276.7	0.18	45	0.5	0.0	1.1	3.1	6	163
BOU-MP25-088	304.0	306.0	1.10	28	2.0	0.0	0.1	0.2	172	126
BOU-MP25-088	368.4	369.0	0.29	66	0.6	0.0	0.2	0.1	12	99
BOU-MP25-088	414.3	416.3	0.86	49	2.0	0.1	0.1	0.5	14	141
BOU-MP25-088	539.5	543.5	1.24	57	4.0	0.1	0.5	3.6	15	261
BOU-MP25-088	547.3	548.3	1.09	23	1.0	0.0	0.2	1.2	12	145
BOU-MP25-088	584.6	588.1	1.16	32	3.5	0.1	0.5	0.1	4	148
BOU-MP25-088	598.6	599.6	0.63	26	1.0	0.2	0.9	2.5	33	173
BOU-MP25-088	603.2	604.1	0.59	6	0.9	0.0	0.1	0.1	6	55
BOU-MP25-088	634.0	635.0	0.46	16	1.0	0.0	0.1	0.0	3	55
BOU-MP25-090	0.0	36.0								NSR
BOU-MP25-092	109.0	110.0	0.03	66	1.0	0.0	0.0	0.0	0	69
BOU-MP25-092	114.0	115.0	0.03	65	1.0	0.0	0.4	0.7	1	94
BOU-MP25-092	314.4	315.3	0.22	37	0.9	0.0	0.0	0.0	7	56
BOU-MP25-092	320.0	322.3	0.78	361	2.3	0.0	3.1	3.6	1094	610
BOU-MP25-092	326.2	327.6	1.01	98	1.4	0.0	1.0	1.9	107	252
BOU-MP25-093	9.0	10.0	0.68	1	1.0	0.0	0.0	0.1	6	57
BOU-MP25-093	434.9	435.8	0.84	28	0.9	0.0	0.3	0.1	97	107
BOU-MP25-093	444.0	445.0	1.12	43	1.0	0.0	0.1	0.0	128	137
BOU-MP25-093	463.1	464.0	0.24	40	0.9	0.3	0.1	0.4	15	95
BOU-MP25-093	519.9	520.4	1.11	47	0.5	0.1	1.2	6.8	256	341
BOU-MP25-094	258.0	259.0	0.87	2	1.0	0.0	0.0	0.0	1	72

BOU-MP25-094	481.0	482.0	1.20	10	1.0	0.0	0.2	0.0	12	110
BOU-MP25-094	497.6	498.6	0.59	9	1.0	0.0	0.1	0.3	5	63
BOU-MP25-094	657.0	659.0	0.19	68	2.0	0.2	0.3	0.0	24	103
BOU-RC25-002	0.0	150.0								NSR
BOU-RC25-003	0.0	200.0								NSR
BOU-RC25-004	0.0	81.0								NSR
BOU-RC25-005	0.0	100.0								NSR
BOU-RC25-006	0.0	150.0								NSR
BOU-RC25-007	0.0	200.0								NSR
BOU-RC25-008	0.0	250.0								NSR
BOU-RC25-009	0.0	200.0								NSR
BOU-RC25-010	0.0	200.0								NSR
BOU-RC25-011	0.0	204.0								NSR
BOU-RC25-012	0.0	200.0								NSR
BOU-RC25-013	0.0	200.0								NSR
BOU-RC25-014	0.0	200.0								NSR
BOU-RC25-015	0.0	200.0								NSR
BOU-RC25-016	0.0	200.0								NSR
BOU-RC25-017	0.0	200.0								NSR
BOU-RC25-018	0.0	200.0								NSR
BOU-RC25-019	0.0	200.0								NSR
BOU-RC25-020	0.0	200.0								NSR
BOU-RC25-021	0.0	200.0								NSR
BOU-RC25-022	0.0	200.0								NSR
BOU-RC25-023	101.0	102.0	0.03	78	1.0	0.1	0.9	1.2	3	136
BOU-RC25-026	50.0	56.0	37.03	334	6.0	0.2	1.0	2.8	90	3,336
Including	50.0	52.0	102.38	94	2.0	0.1	1.0	2.4	94	8,163
BOU-RC25-027	133.0	137.0	2.10	94	4.0	0.2	1.0	5.3	18	432
BOU-RC25-031	0.0	192.0								NSR
BOU-RC25-032	0.0	200.0								NSR
BOU-RC25-034	0.0	200.0								NSR
BOU-RC25-035	0.0	150.0								NSR
BOU-RC25-036	0.0	144.0								NSR
BOU-RC25-037	0.0	200.0								NSR
BOU-RC25-039	132.0	133.0	0.48	21	1.0	0.0	0.4	1.6	44	111
BOU-RC25-039	146.0	149.0	1.44	31	3.0	0.0	0.1	0.5	17	161
BOU-RC25-039	166.0	168.0	1.39	74	2.0	0.1	3.3	7.1	30	448
BOU-RC25-040	22.0	23.0	0.03	734	1.0	0.0	0.0	0.0	5	737
BOU-RC25-040	28.0	31.0	0.25	49	3.0	0.0	1.0	2.5	15	156

BOU-RC25-041	0.0	102.0								NSR
BOU-RC25-042	0.0	132.0								NSR
BOU-RC25-043	74.0	75.0	0.49	32	1.0	0.0	0.3	0.3	11	86
BOU-RC25-043	132.0	140.0	0.99	44	8.0	0.0	0.0	0.1	32	129
BOU-RC25-043	146.0	149.0	2.30	17	3.0	0.0	0.1	0.1	10	203
BOU-RC25-043	152.0	161.0	2.69	45	9.0	0.1	0.1	0.1	13	268
Including	154.0	159.0	4.44	67	5.0	0.2	0.1	0.1	14	432
BOU-RC25-044	42.0	43.0	0.03	297	1.0	0.0	0.0	0.0	3	300
BOU-RC25-046	0.0	200.0								NSR
* True widths are undetermined; all values are uncut.
** All intersections are in core lengths. Ag equivalent is based on a silver price of US$24/oz with a process recovery of 89%, a gold price of US$2,200/oz with a process recovery of 85%, a zinc price of US$1.20/lb with a process recovery of 72%, a lead price of US$1.00/lb with a process recovery of 85%, and a copper price of US$4.00/lb with a process recovery of 75% resulting in the following ratios: 1g/t Au: 77.9 g/t Ag; 1% Cu: 85.4 g/t Ag; 1% Pb: 24.2 g/t Ag; and 1% Zn: 24.6 g/t Ag.
Appendix 2 – New Drillhole Coordinates of 2025 Boumadine Exploration Program (completed holes)

DDH No.	Easting	Northing	Elevation	Azimuth	Dip	Length (m)
BOU-DD25-645	299526	3472373	1278	180	-50	228
BOU-DD25-646	299526	3472407	1269	180	-50	234
BOU-DD25-647	318830	3473522	1279	250	-50	714
BOU-DD25-648	299526	3472555	1292	180	-50	216
BOU-DD25-649	299526	3472448	1268	180	-50	228
BOU-DD25-650	315736	3476809	1264	270	-50	501
BOU-DD25-651	299406	3472542	1316	180	-50	216
BOU-DD25-652	299406	3472623	1307	180	-50	300
BOU-DD25-653	299406	3472542	1316	180	-50	270
BOU-DD25-654	315607	3477210	1287	270	-50	537
BOU-DD25-655	299406	3472660	1301	180	-50	315
BOU-DD25-656	299925	3472325	1296	180	-50	225
BOU-DD25-657	318900	3473336	1271	250	-50	702
BOU-DD25-658	299925	3472325	1296	180	-50	272
BOU-DD25-659	315677	3477209	1272	270	-50	501
BOU-DD25-660	299925	3472391	1276	180	-50	219
BOU-DD25-661	319069	3473400	1286	250	-50	900
BOU-DD25-662	299925	3472431	1275	180	-50	237
BOU-DD25-663	300560	3472660	1270	180	-50	234
BOU-DD25-664	315771	3477209	1282	270	-50	516
BOU-DD25-665	300560	3472695	1259	180	-50	225
BOU-DD25-666	300560	3472732	1250	180	-50	201
BOU-DD25-667	315771	3477209	1282	270	-50	516
BOU-DD25-668	307406	3469017	1292	150	-50	153
BOU-DD25-669	307384	3469055	1292	150	-50	207

BOU-DD25-670	315919	3477208	1257	270	-50	567
BOU-DD25-671	307193	3469384	1264	150	-50	171
BOU-DD25-672	317051	3474754	1271	70	-50	237
BOU-DD25-673	307177	3469413	1255	150	-50	201
BOU-DD25-674	315599	3477410	1308	270	-50	39
BOU-DD25-675	307086	3469570	1261	150	-50	528
BOU-DD25-676	315599	3477410	1308	270	-50	540
BOU-DD25-677	317005	3475328	1245	250	-50	60
BOU-DD25-678	319263	3473262	1281	250	-50	1011
BOU-DD25-679	306905	3469086	1330	150	-50	150
BOU-DD25-680	317273	3476550	1208	250	-50	81
BOU-DD25-681	315752	3477410	1291	270	-50	588
BOU-DD25-682	317089	3477200	1211	250	-50	318
BOU-DD25-683	319401	3473312	1254	250	-50	648
BOU-DD25-684	306884	3469121	1323	150	-50	228
BOU-DD25-685	315896	3477410	1266	270	-50	516
BOU-DD25-686	316045	3477410	1253	270	-50	501
BOU-DD25-687	306845	3469190	1312	150	-50	339
BOU-DD25-688	315396	3477107	1268	270	-50	111
BOU-DD25-689	306033	3468787	1308	150	-50	276
BOU-DD25-690	316195	3477410	1238	270	-50	537
BOU-DD25-691	315770	3477821	1256	90	-50	36
BOU-DD25-692	306052	3468753	1315	150	-50	210
BOU-DD25-693	317395	3476991	1198	250	-50	813
BOU-DD25-694	306289	3468750	1386	150	-50	204
BOU-DD25-695	316347	3477413	1228	270	-50	541
BOU-DD25-696	315675	3477756	1256	270	-50	549
BOU-DD25-697	315743	3477756	1241	270	-50	618
BOU-DD25-698	315623	3477907	1274	250	-50	510
BOU-DD25-699	306015	3468819	1296	150	-50	324
BOU-DD25-700	306271	3468781	1380	150	-50	225
BOU-DD25-702	306252	3468815	1373	150	-50	282
BOU-DD25-703	306235	3468845	1361	150	-50	300
BOU-RC25-047	315086	3460833	1026	0	-50	165
BOU-RC25-048	315080	3460804	1028	0	-50	200
BOU-RC25-049	315079	3460771	1026	0	-50	200
BOU-RC25-050	315084	3460747	1022	0	-50	200
BOU-RC25-051	314577	3460752	1054	315	-50	200
BOU-RC25-052	314598	3460727	1008	315	-50	96
BOU-RC25-053	314625	3460704	1047	315	-50	200
BOU-RC25-054	314645	3460675	1041	315	-50	200
BOU-RC25-055	314672	3460647	1034	315	-50	200
BOU-RC25-056	314443	3460347	1057	315	-50	200
BOU-RC25-057	314467	3460310	1048	315	-50	180
BOU-RC25-058	314497	3460295	1040	315	-50	200

BOU-RC25-059	314520	3460281	1039	315	-50	200
BOU-RC25-060	314547	3460241	1033	315	-50	192
BOU-RC25-061	314569	3460220	1033	315	-50	166
BOU-RC25-062	314382	3459803	1033	295	-50	188
BOU-RC25-063	314347	3459810	1035	295	-50	168
BOU-RC25-064	314316	3459824	1040	295	-50	180
BOU-RC25-065	315178	3457448	967	130	-50	200
BOU-RC25-066	315178	3457448	967	130	-50	200
BOU-RC25-067	315394	3457600	1037	130	-50	200
BOU-RC25-068	315066	3457213	984	130	-50	150
BOU-RC25-069	315101	3457183	981	130	-50	100